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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                         Oshkosh B' Gosh, Inc., Class A
                         ------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    688222207
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------







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CUSIP NO.     688222207
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1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)
         (See Instructions)                             (b)
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3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                    ILLINOIS
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Number of Shares                    (5)  Sole Voting Power            1,316,455
                                                                  --------------
Beneficially                        (6)  Shared Voting Power                  0
                                                                  --------------
Owned by                            (7)  Sole Dispositive Power       1,261,055
                                                                  --------------
Each Reporting             (8)  Shared Dispositive Power                 55,400
                                                                  --------------
Person with
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9)       Aggregate Amount Beneficially                                1,316,455
                                                                  --------------
         Owned by Each Reporting Person
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10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                                8.32%
                                                                  --------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                               HC
                                                                  --------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1(a) Name of Issuer:                              Oshkosh B' Gosh, Inc.
                                                       -------------------------

Item 1(b) Address of Issuer's principal executive
           offices:                                     112 Otter Ave.
                                                       -------------------------
                                                        P.O. Box 30
                                                       -------------------------
                                                        Oshkosh, WI 54902
                                                       -------------------------

Item 2(a) Name of person filing:             BANK ONE CORPORATION

Item 2(b) Address of principal business office or,    One First National Plaza
          if none residence:                          Chicago, IL 60670

Item 2(c) Citizenship:                                Not Applicable

Item 2(d) Title of class of securities:                       Common Stock
                                                       -------------------------

Item 2(e) CUSIP No.:                                           688222207
                                                       -------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Oshkosh B' Gosh, Inc., Class A
                              --------------------------------------------------

--------------------------------------------------------------------------------

          (a) Amount beneficially owned:                          1,316,455
                                                           ----------------
          (b) Percent of class                                         8.32%
                                                            ---------------

          (c) Number of shares as to which such person has:

              (I)   Sole power to vote or to direct the vote:      1,316,455
                                                                   ---------
              (ii)  Shared power to vote or to direct the vote:            0
                                                                   ---------
              (iii) Sole power to dispose or to direct the
                    disposition of:                                1,261,055
                                                                   ---------
              (iv)  Shared power to dispose or to direct the
                    disposition of:                                   55,400
                                                                   ---------

Item 5. Ownership of 5 percent or less of a Class.                       N/A
                                                                     -------

Item 6. Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                     -------
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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security  Being Reported on By the Parent Holding Company. ________

                             Bank One Trust Co., NA
                             Bank One, Arizona, NA
                             Pegasus Funds
                             NBD Bank (Indiana, NA)

Item 8.  Identification and Classification of Members of the Group.         N/A
                                                                        --------

Item 9.  Notice of Dissolution of Group.                                    N/A
                                                                        --------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                                BANK ONE CORPORATION

                                       By:      /s/ DAVID J. KUNDERT
                                                David J. Kundert
                                                EXECUTIVE VICE PRESIDENT